Exhibit (a) (5)

[communication to be in email format]

CONFIRMATION OF RECEIPT OF ELECTION/REJECTION/CHANGE IN ELECTION FORM

Dear Riverstone Employee:

We have received the Election /Rejection/Change in Election Form for one or more of your options.

Please note that you may change your previous election(s) at any time before 5:00 p.m., Pacific Time, on November 14, 2002. If we extend the offer to exchange beyond that time, you may change your previous election at any time until the extended date. To change your election, please complete the Election/Rejection/Change in Election Form by following the directions set forth in the Election/Rejection/Change in Election Form.

Sincerely,

Robert Stanton
Riverstone Networks, Inc.

Copies of the Offer to Exchange All Outstanding Options to Purchase Common Stock and related documents may be obtained from Bobbi Miller, Stock Administrator at (408) 878-6737 or by email at optionexchange@riverstonenet.com. This email is not an offer to purchase or a solicitation of an offer to purchase with respect to your options. The offer is made solely by the Offer to Exchange All Outstanding Options to Purchase Common Stock. You may obtain a copy of the Offer to Exchange All Outstanding Options to Purchase Common Stock and other documents filed by Riverstone Networks, Inc. with the Securities and Exchange Commission at the Commission’s web site at http://www.sec.gov.